Exhibit 4.5

BRITISH AMERICAN TOBACCO P.L.C.

RULES

of the

BRITISH AMERICAN TOBACCO

2019 DEFERRED ANNUAL SHARE BONUS SCHEME

Adopted by the Board on 10 December 2018

and amended by the Board on 3 June 2019

and amended by the Board on 19 February 2021

and amended by the Board on 8 February 2022

Herbert Smith Freehills LLP

HSF Ref: 30889176

1

British American Tobacco 2019 Deferred Annual Share Bonus Scheme

British American Tobacco 2019 Deferred Annual Share Bonus Scheme

RULES OF THE BRITISH AMERICAN TOBACCO P.L.C. DEFERRED ANNUAL SHARE BONUS SCHEME

1.	INTERPRETATION AND CONSTRUCTION

1.1	For the purposes of the Scheme, the following terms shall have the meaning indicated below unless the context clearly indicates otherwise:

“Additional Vesting Condition” means any additional condition determined by the Board under Rule 5 (Vesting Condition) to which the vesting of any Award is subject.

“Award” means a right to receive a transfer of Shares following vesting of the Award;

“Board” means the board of directors of the Company or a committee duly authorised by the board of directors or, following any Corporate Action, the Board or duly authorised committee as constituted immediately prior to the Corporate Action;

“Claw-back” means a recovery of value by the Company from a Participant in accordance with the provisions of Rule 13 (Claw-back) and Appendix 1 (Operation of Claw-back);

“Company” means British American Tobacco p.l.c. (registered in England and Wales under No. 3407696);

“Control” has the meaning given by Section 995 of the Income Tax Act 2007;

“Corporate Action” means any of the events referred to in:

(A)	Rules 8.1 to 8.5 (but excluding a Reorganisation as defined in Rule 8.7); or

(B)	if the Board determines that Awards will vest pursuant to such Rule, Rule 8.6;

“Cross-Border Merger” means a merger pursuant to the implementation in any relevant jurisdiction of Directive 2005/56/EC (on cross-border mergers of limited liability companies);

“Dealing Day” means any day on which the London Stock Exchange is open for trading;

“Dealing Restriction” means any restriction on the dealing in shares, whether direct or indirect, pursuant to any law, regulation, code or enactment in England and Wales and/or the jurisdiction in which the Participant is resident, or any share dealing code of the Company;

“Eligible Employee” means an employee or former employee (including an executive director) of any Group Company;

“Employees’ Share Scheme” has the meaning given by Section 1166 of the Companies Act 2006;

“Financial Year” means the financial year of the Company within the meaning of Section 390 of the Companies Act 2006;

“Grant Date” means the date on which an Award is granted;

“Group” means the Company and any company which from time to time is a subsidiary of the Company, within the meaning of section 1159 of the Companies Act 2006 (each a “Group Company”);

“Market Value” means, in relation to a Share on any day, the mid-closing price of a Share on such day (as derived from the Daily Official List of the London Stock Exchange);

“Normal Vesting Date” means the third anniversary of the Grant Date or any later date determined by the Board;

“Participant” means an Eligible Employee who has received an Award to the extent it has not been released and has not lapsed (or, following his death, his Personal Representatives);

“Personal Representatives” means, following his death, the Participant’s personal representatives, or a person fulfilling a similar function in any jurisdiction;

British American Tobacco 2019 Deferred Annual Share Bonus Scheme

“Rule” means a rule of this Scheme;

“Scheme” means this British American Tobacco 2019 Deferred Annual Share Bonus Scheme, as amended from time to time;

“Share” means a fully paid ordinary share in the capital of the Company;

“Treasury Shares” means Shares to which Sections 724 to 732 of the Companies Act 2006 apply;

“Trust” means any employee benefit trust from time to time established by the Company;

“U.S. Taxpayer” has the meaning given in Rule 3.10 (U.S. Taxpayers); and

“vesting” means Shares subject to an Award becoming due to be transferred to the Participant (and “vest” shall be construed accordingly).

1.2	In this Scheme unless the context requires otherwise:

1.2.1	the headings are inserted for convenience only and do not affect the interpretation of any Rule;

1.2.2	a reference to a statute or statutory provision includes a reference:

(A)	to that statute or statutory provision as from time to time consolidated, modified, re-enacted or replaced by any statute or statutory provision;

(B)	to any repealed statute or statutory provision which it re-enacts (with or without modification); and

(C)	to any subordinate legislation made under it;

1.2.3	words in the singular include the plural, and vice versa;

1.2.4	a reference to the masculine shall be treated as a reference to the feminine and vice versa;

1.2.5	a reference to a person shall include a reference to a body corporate; and

1.2.6	a reference to writing or written form shall include any legible format capable of being reproduced on paper, irrespective of the medium used.

1.3	In this Scheme:

1.3.1	a provision obliging, or permitting, any company to do any thing shall be read as obliging, or permitting, such company to do that thing, or procure that thing to be done; and

1.3.2	the use of the word “including” shall mean including without limitation and without prejudice to the generality of the foregoing.

2.	SCHEME LIMITS

2.1	No Shares may be issued and no Treasury Shares may be transferred for the purposes of the Scheme.

3.	AWARDS

Eligibility

3.1	The Scheme shall operate in connection with the award of annual bonuses to such Eligible Employees as may be determined by the Board.

Bonus deferral

3.2

Prior to the amount of an Eligible Employee’s annual bonus being determined, the Board may specify a proportion of the Eligible Employee’s annual bonus that shall be deferred. An Eligible Employee shall have no entitlement to receive the proportion of the annual bonus that is deferred under this Rule 3.2.

British American Tobacco 2019 Deferred Annual Share Bonus Scheme

3.3

The Board shall grant to an Eligible Employee whose annual bonus is subject to deferral under Rule 3.2 an Award over such number of Shares as have an aggregate Relevant Value on the Grant Date equal to the proportion of the Eligible Employee’s annual bonus that is deferred under Rule 3.2.

In this Rule 3.3, the “Relevant Value” of a Share subject to an Award means either (as determined by the Board): (i) the Market Value of a Share on the Dealing Day immediately preceding the Grant Date; or (ii) the average of the Market Values of a Share over such number of Dealing Days preceding the Grant Date as the Board may determine.

3.4

Where an Eligible Employee’s annual bonus is denominated in a currency other than pounds sterling, for the purposes of Rule 3.3 above such annual bonus amount shall be converted into pounds sterling on such basis as the Board may reasonably determine.

Method of grant

3.5	An Award shall be granted by the Board.

3.6	An Award shall be granted by deed.

3.7	No payment for the grant of an Award shall be made by the Participant.

3.8

A Participant may within 30 days of the Grant Date release an Award (in full but not in part) by written notice to the Company. Where a Participant does not release an Award within such period, the Participant shall be deemed to have accepted the Award on the terms set out in the Rules. Alternatively, it may be a term of the grant of an Award that the Participant shall be required to accept the terms of the Award within such period following grant as may be determined by the Board and, where the Board specifies such period, the Award shall lapse at the end of such period if the terms of the Award have not been accepted by the Participant.

Award notification

3.9	As soon as practicable following the Grant Date the Company shall notify a Participant of the grant of an Award. Such notification shall specify:

3.9.1	the Grant Date;

3.9.2	the Normal Vesting Date;

3.9.3	the number of Shares in respect of which the Award is granted;

3.9.4	if applicable, details of any Additional Vesting Condition;

3.9.5	if applicable, that the dividend equivalent provisions of Rule 9 (Dividend equivalent) shall apply; and

3.9.6	that the Award is subject to the claw-back provisions of Rule 13 (Claw-back) and Appendix 1 (Operation of Claw-back).

U.S. Taxpayers

3.10

The provisions of Appendix 2 (Awards Granted to U.S. Taxpayers) shall apply to an Award that is held by any Participant while he or she is subject to taxation under the U.S. Internal Revenue Code of 1986, as amended (“U.S. Taxpayers”).

4.	AWARDS ARE NON-TRANSFERABLE

4.1

A Participant may not transfer, assign, pledge, charge or otherwise dispose of, or grant any form of security or other interest over, any part of his interest in an Award. An Award shall (unless the Board determines otherwise) lapse on the Participant doing so (whether voluntarily or involuntarily), being deprived of the beneficial ownership of an Award by operation of law, or becoming bankrupt.

4.2	Rule 4.1 does not restrict the transmission of an Award to the Participant’s Personal Representatives following his death.

British American Tobacco 2019 Deferred Annual Share Bonus Scheme

5.	ADDITIONAL VESTING CONDITION

The vesting of an Award shall be subject to such additional condition as the Board may determine.

6.	VESTING

Normal vesting

6.1	An Award shall vest on the Normal Vesting Date.

Vesting subject to Dealing Restrictions

6.2	An Award shall not vest unless, and vesting shall be delayed until, the Board is satisfied that at that time:

6.2.1	such vesting;

6.2.2	the transfer of Shares to the Participant and the sale of Shares pursuant to Rule 11 (Tax Liability); and

6.2.3	any action needed to be taken by the Company to give effect to such vesting is not contrary to any Dealing Restriction.

Extent of vesting

6.3

Where an Award vests it shall vest in full, save that the extent to which an Award which is subject to an Additional Vesting Condition shall be capable of vesting (if at all) shall, unless the Board determines otherwise, be determined by reference to the extent to which such Additional Vesting Condition is satisfied, and at the end of any period over which an Additional Vesting Condition is assessed the Award shall lapse to the extent that such Additional Vesting Condition is not met.

6.4

Where an Award which is subject to an Additional Vesting Condition becomes capable of vesting (pursuant to Rule 6.7 (International transfers), 7 (Cessation of employment) or 8 (Corporate Actions) prior to the end of the period over which any element of the Additional Vesting Condition is assessed, such element may be assessed on such basis as the Board shall determine.

Effect of vesting

6.5

The effect of the vesting of an Award is that the Shares in respect of which an Award vests shall be transferred to the Participant as soon as is reasonably practicable (which may include transferring the Shares on more than one consecutive Dealing Day on such basis as the Board may determine).

Disciplinary proceedings

6.6

Unless the Board determines otherwise, an Award shall not vest while a Participant is subject to an investigation process and/or formal disciplinary process (or similar), or where a Participant has been served with notice that such a process may be instigated without such notice having been rescinded, and vesting shall (subject to the Award lapsing to any extent prior to or as a result of the conclusion of such process pursuant to Rule 7 (Cessation of office or employment) or 13 (Claw-back)) be delayed until the conclusion of such process.

International transfers

6.7

Where a Participant, whilst continuing to hold an office or employment with a Group Company, is to be transferred to work in another country, and as a result the Board considers that following such transfer either he or a Group Company is likely to suffer a tax disadvantage in respect of an Award or, due to securities or exchange control laws, the Participant is likely to be restricted in his ability to receive Shares pursuant to an Award

British American Tobacco 2019 Deferred Annual Share Bonus Scheme

and/or to hold or deal in Shares, the Board may decide that an Award shall vest on such date as it may determine, in which case the proportion of the Award which may vest shall be limited (unless the Board determines otherwise) to a pro rata proportion on the basis of the number of months (rounded up to the nearest whole month) which have elapsed from the Grant Date to such vesting date, as compared to the number of whole months within the period from the Grant Date to the Normal Vesting Date. Any remainder of the Award shall lapse.

7.	CESSATION OF OFFICE OR EMPLOYMENT

Cessation where Awards lapse

7.1	An Award shall lapse:

7.1.1	on the Participant ceasing to hold office or employment with any Group Company; or

7.1.2	if the Participant gives or receives notice of such cessation, on such earlier date as may be determined by the Board,

save in each case where Rule 7.2 or Rule 7.4 applies.

Reasons for cessation where Awards remain capable of vesting

7.2	An Award shall not lapse pursuant to Rule 7.1 where the reason for the cessation or notice is:

7.2.1	disability, ill-health or injury (as evidenced to the satisfaction of the Board);

7.2.2	redundancy (within the meaning of the Employment Rights Act 1996);

7.2.3	the transfer of the Participant’s employment in connection with the disposal of a business or undertaking, or a part- business or part-undertaking;

7.2.4	the company with which the Participant holds office or employment ceasing to be a Group Company; or

7.2.5	any other reason, if the Board so determines.

Where the Board exercises its discretion under Rule 7.2.5 the Board may impose additional conditions on the Award (including as to when the Award may vest).

Cessation prior to the Normal Vesting Date

7.3

Where prior to the Normal Vesting Date a Participant ceases to hold office or employment with any Group Company for any of the reasons specified in Rule 7.2 an Award shall vest on the date of such cessation, unless the Board determines that the Award shall not vest at such time and shall instead continue to be capable of vesting in accordance with the Rules.

For the avoidance of doubt, the Board may make the determination in this Rule 7.3 on a standing basis (subject to revocation of such determination at any time) in respect of all Awards to be granted to a specified Eligible Employee or Eligible Employees.

Death

7.4	An Award shall vest on the Participant’s death.

Meaning of cessation of office or employment

7.5

No provision of this Rule 7 shall apply in respect of any cessation of office or employment if immediately following the cessation the Participant holds an office or employment with any Group Company, or in respect of any notice of cessation if arrangements are in place that mean immediately following the notice becoming effective the Participant will hold an office or employment with any Group Company.

British American Tobacco 2019 Deferred Annual Share Bonus Scheme

Cessation of office or employment prior to grant

7.6

The provisions of Rules 6.6, 6.7, 7.1, 7.2 and 7.3 shall not apply to Awards granted to a Participant following the date on which the Participant ceased to hold office or employment with any Group Company.

8.	CORPORATE ACTIONS

General offers

8.1	Awards shall vest:

8.1.1	upon a person obtaining Control of the Company as a result of making a general offer to acquire Shares;

8.1.2	upon a person, having obtained Control of the Company, making a general offer to acquire Shares; or

8.1.3

if a person makes a general offer to acquire Shares that would result in that person obtaining Control of the Company and the Board so determines, on the date which the Board determines to be the last practicable date prior to the date on which it expects such person to obtain Control of the Company, in each case being a general offer to acquire all of the Shares (other than Shares held by the person making the offer and any person connected to that person).

Compulsory acquisition

8.2	Awards shall vest upon a person becoming entitled to acquire Shares under Sections 979 to 982 of the Companies Act 2006.

Scheme of compromise or arrangement

8.3	Awards shall vest upon a Court sanctioning a compromise or arrangement which, on becoming effective, would result in:

8.3.1	any person obtaining Control of the Company;

8.3.2	the undertaking, property and liabilities of the Company being transferred to another existing or new company; or

8.3.3	the undertaking, property and liabilities of the Company being divided among and transferred to two or more companies, whether existing or new.

Merger

8.4	Awards shall vest upon a competent authority approving a Cross-Border Merger, pursuant to which the Company shall cease to exist.

Voluntary winding-up

8.5	Awards shall vest in the event of a notice being given of a resolution for the voluntary winding-up of the Company.

Demerger or special dividend

8.6

If the Board so determines, Awards may vest following the announcement of a demerger of a substantial part of the Group’s business, a special dividend or a similar event affecting the value of Shares to a material extent on such date specified by the Board.

British American Tobacco 2019 Deferred Annual Share Bonus Scheme

Roll-over of Award on a Reorganisation or takeover

8.7

Unless the Board determines otherwise, an Award shall not vest pursuant to this Rule 8 if, as a result of any event that would otherwise be a Corporate Action, a company will obtain Control of the Company or will obtain substantially all of the assets of the Company (the “Acquiring Company”), and either:

8.7.1

the Acquiring Company will immediately following such event have (either directly or indirectly) substantially the same shareholders and approximate shareholdings as those of the Company prior to such event (a “Reorganisation”); or

8.7.2

the Board, with the agreement of the Acquiring Company, determines that the Award shall not vest as a result of such event and so notifies the Participant prior to the occurrence of the date on which the Award would otherwise vest.

In such case the existing Award (the “Old Award”) shall lapse on the occurrence of the relevant event, provided that the New Parent Company shall grant a replacement right to receive shares (the “New Award”) over such number of shares in the New Parent Company which are of equivalent value to the number of Shares in respect of which the Old Award was outstanding. The New Award shall be granted on the terms of the Scheme, but as if the New Award had been granted at the same time as the Old Award.

For the purposes of this Rule 8.7:

8.7.3

the “New Parent Company” shall be the Acquiring Company, or, if different the company that is the ultimate parent company of the Acquiring Company within the meaning of section 1159 of the Companies Act 2006; and

8.7.4

the terms of the Scheme shall following the date of the relevant event be construed as if the reference to “British American Tobacco p.l.c.” in the definition of “Company” in Rule 1 (Interpretation and construction) were a reference to the company which is the New Parent Company.

Compulsory winding-up

8.8	An Award shall lapse on the passing of an effective resolution, or the making of a Court order, for the compulsory winding-up of the Company.

Concert parties

8.9	For the purposes of this Rule 8, a person shall be deemed to have Control of the Company where he and any others acting in concert with him together have Control of the Company.

9.	DIVIDEND EQUIVALENT

9.1	If at any time in the period between the Grant Date and the date on which the Award vests a dividend is declared on Shares, the Company shall, unless the Board determines otherwise:

9.1.1

make a cash payment to the Participant equal to the amount of such dividend the Participant would have received in respect of the number of Shares which are subject to the Award had the Participant been the full legal and beneficial owner of such Shares on the record date of such dividend; or

9.1.2

transfer to the Participant such number of Shares as have an aggregate Market Value on the date on which the relevant dividend is paid equal to the amount determined in accordance with Rule 9.1.1 above.

9.2

Any cash payment or transfer of Shares under Rule 9.1 will be made by the Company to the Participant as soon as reasonably practicable following the date on which the relevant dividend is paid, unless the Board determines that such amount shall instead be payable or such Shares shall be transferred when (and to the extent that) the Award vests.

9.3

A cash payment under Rule 9.1 may be made in a currency other than pounds sterling, in which case the amount of such payment shall be converted into such other currency on such basis as is determined by the Board.

British American Tobacco 2019 Deferred Annual Share Bonus Scheme

10.	CASH ALTERNATIVE

10.1

This Rule 10 shall not apply in respect of any Award granted to a Participant resident in any jurisdiction where the grant of an Award which provides for a cash alternative would be unlawful, fall outside any applicable exemption under securities, exchange control or similar regulations, or would cause adverse tax or social security (or similar) contribution consequences for the Company or the Participant (in each case as determined by the Board) or where the Board determines prior to the Grant Date that this Rule 10 shall not apply.

10.2

The Board may determine prior to the Grant Date that an Award shall only be satisfied in cash, in which case the Award shall not be a right to acquire Shares, and the vesting of the Award shall be satisfied in full by the payment of a cash equivalent amount, in substitution for the transfer of Shares.

10.3

Where the Board has made no determination pursuant to Rule 10.1 or 10.2 in respect of any Award the Board may determine at any time prior to the transfer of Shares pursuant to such Award that the vesting of the Award (or a part thereof) shall be satisfied by the payment of a cash equivalent amount, in substitution for the transfer of Shares.

10.4

A “cash equivalent amount” shall be calculated as the number of Shares which would otherwise be transferred in respect of the relevant vesting but which are being substituted for the cash equivalent amount, multiplied by the Market Value of a Share on the date on which the Award vests (or, where only a part of the Award is to be satisfied with payment of a cash equivalent amount, on the date on which Shares are transferred to the Participant pursuant to the Award).

10.5	A cash equivalent amount shall be paid as soon as reasonably practicable following the relevant vesting.

10.6

A cash equivalent amount may be paid in a currency other than pounds sterling, in which case the cash equivalent amount shall be converted into such other currency on such basis as is determined by the Board.

11.	TAX LIABILITY

11.1	When any Tax Liability arises in respect of an Award, the Participant authorises any Group Company:

11.1.1

to retain and sell legal title to such number of the Shares which would otherwise have been transferred to the Participant (notwithstanding that beneficial title shall pass) as may be sold for aggregate proceeds equal to the Group Company’s estimate of the amount of the Tax Liability;

11.1.2	to deduct an amount equal to the Group Company’s estimate of the Tax Liability from any cash payment made under the Scheme; and/or

11.1.3	where the amount realised under Rule 11.1.1 or deducted under Rule 11.1.2 is insufficient to cover the full amount of the Tax Liability, to deduct any further amount as is necessary through payroll, and in each case to apply such amount in paying the amount of the Tax Liability to the relevant revenue authority or in reimbursing the relevant Group Company for any such payment, provided that, where the amount realised under Rule 11.1.1 or deducted under Rule 11.1.2 is greater than the actual Tax Liability, the Group Company shall repay the excess to the Participant as soon as reasonably practicable.

The Group Company shall be entitled to make the estimates referred to in this Rule 11.1 on the basis of the highest rates of tax and/or social security applicable at the relevant time in the jurisdiction in which the Group Company is liable to account for the Tax Liability, notwithstanding that the Tax Liability may not arise at such rates.

British American Tobacco 2019 Deferred Annual Share Bonus Scheme

11.2

“Tax Liability” shall mean any amount of tax and/or social security (or similar) contributions which any Group Company becomes liable to pay on behalf of the Participant to the revenue authorities in any jurisdiction, together with all or such proportion (if any) of employer’s social security contributions which would otherwise be payable by any Group Company as is determined to be recoverable from the Participant (to the extent permitted by law) by the Board, or which the Participant has agreed to pay or which are subject to recovery pursuant to an election to which paragraph 3B of Schedule 1 to the Social Security Contributions and Benefits Act 1992 applies.

12.	VESTED SHARE ACCOUNTS

12.1

Legal title to any Shares which are due to be transferred to the Participant pursuant to the Scheme may be transferred to a person (the “Vested Share Account Provider”) appointed by the Company from time to time to hold legal title to such Shares on behalf of the Participant.

12.2

The Vested Share Account Provider shall receive and hold Shares on behalf of the Participant in accordance with such terms and conditions as are agreed by the Company from time to time, and by participating in the Scheme the Participant irrevocably agrees to those terms and conditions (which shall be available to the Participant on request to the Company).

12.3

The transfer of any Shares to the Vested Share Account Provider shall satisfy any obligation of the Company under the Scheme to transfer Shares to the Participant (and references in the Scheme to Shares (or legal title thereof) having been transferred to the Participant shall be read accordingly).

12.4

The terms and conditions referred to in Rule 12.2 above may include terms that the Participant shall not be entitled to transfer, assign, pledge, charge or otherwise dispose of, or grant any form of security or other interest over, some or all of the Shares if to do so would be in breach of the Participant’s obligations under the Company’s shareholding requirements as they apply to such Participant.

13.	CLAW-BACK

Claw-back events

13.1	The Board may at any time prior to the third anniversary of the Grant Date of an Award determine that a Claw-back shall apply in respect of the Award, if the Board determines that:

13.1.1

there has been a material misrepresentation in relation to the performance of any Group Company, relevant business unit and/or the Participant on the basis of which the extent to which the annual bonus in respect of which the Award was granted was determined (which may include, but shall not be limited to: (i) a misstatement of the financial results and/or health of any Group Company; (ii) an erroneous calculation in relation to any Group Company’s results or other performance benchmark; (iii) errors in any Group Company’s financial statements; or (iv) discrepancies in the financial accounts, and, for the avoidance of doubt, notwithstanding that such misrepresentation may not arise from fraud or reckless behaviour); or

13.1.2	an erroneous calculation was made in assessing the amount of such annual bonus or the number of Shares over which the Award was granted,

and, in either case the annual bonus was awarded and/or the Award was granted to a greater extent than would have been the case had there not been such a misrepresentation or had such error not been made, or

13.1.3

there has been a significant failure within any Group Company which has a material impact on the value of the Group (taken as a whole), including but not limited to circumstances where the Company or any other Group Company has entered into an involuntary administration or insolvency process or there has been a significant reduction in, or cessation of, the ability of any material Group Company (or group of Group Companies) to continue normal operations.

British American Tobacco 2019 Deferred Annual Share Bonus Scheme

13.2

The Board may at any time prior to legal title to Shares having been transferred to the Participant pursuant to an Award determine that a Claw-back shall apply in respect of the Award if the Board determines that any event has occurred which justifies such application of Claw-back.

13.3	The Board may at any time (whether before or after vesting) determine that a Claw-back shall apply in respect of an Award where the Participant is found to have:

13.3.1

committed at any time prior to the vesting of the Award, including prior to grant, an act or omission which justifies, or in the opinion of the Board would have justified, summary dismissal or service of notice of termination of office or employment on the grounds of misconduct;

13.3.2	engaged in, at any time prior to the vesting of the Award:

(A)	reckless, negligent or wilful action or inaction; or

(B)	inappropriate behaviour or behaviour that is not aligned with any employee policy or handbook or Group values,

and in either case the Board determines that such circumstances have contributed to a material loss for any Group Company; or

13.3.3

contributed, at any time prior to vesting of the Award, to circumstances which give rise to a sufficiently negative impact on the reputation of any Group Company or business unit (or would have if such circumstances had been made public).

13.4	Rules 13.1.3, 13.3.2 and 13.3.3 shall only apply to Awards granted on or after 1 January 2022.

Applying Claw-back

13.5	A Claw-back shall be applied in accordance with the provisions of Appendix 1 (Operation of Claw-back).

Lapse of Awards to give effect to claw-back of other awards

13.6

By participating in the Scheme, the Participant acknowledges that the Board may lapse any Award to such extent as it determines to be necessary (including in full) in order to give effect to a claw-back under the terms of the Scheme or any other Employees’ Share Scheme or bonus scheme operated from time to time by any Group Company.

No Claw-back following Corporate Action

13.7

No Claw-back shall be capable of being applied at any time following any Corporate Action, save where the determination that the Claw-back shall apply was made prior to such event (and, for the avoidance of doubt, a Corporate Action does not include a Reorganisation).

Interaction with the cash bonus schemes

13.8

No provision of the rules of this Scheme relating Claw-back shall in any way limit or restrict, or be limited or restricted by, the operation of any provision of any cash bonus scheme or similar operated by any Group Company from time to time.

14.	VARIATION OF CAPITAL

14.1

In the event of any variation of the share capital of the Company, or in the event of the demerger of a substantial part of the Group’s business, a special dividend or similar event affecting the value of Shares to a material extent (which shall not include the payment of any ordinary dividend) the Board may make such adjustments to Awards as it may determine to be appropriate.

British American Tobacco 2019 Deferred Annual Share Bonus Scheme

14.2

For the avoidance of doubt Rule 14.1 shall not apply in respect of any Awards pursuant to which legal title to Shares has been transferred prior to the date of the relevant event (such that the recipient of such legal title shall participate in such event as a holder of Shares) including pursuant to the vesting of an Award under Rule 8.6 (Demerger or special dividend).

15.	ADMINISTRATION

15.1

Any notice or other communication under or in connection with this Scheme may be given by the Company (or its agents) to a Participant personally, by email or by post, or by a Participant to the Company or any Group Company either personally or by post to the Secretary of the Company. Items sent by post shall be pre-paid and shall be deemed to have been received 48 hours after posting. Items sent by email shall be deemed to have been received immediately.

15.2	A Participant shall not be entitled to:

15.2.1	receive copies of accounts or notices sent to holders of Shares;

15.2.2	exercise voting rights; or

15.2.3	receive dividends,

in respect of Shares subject to an Award legal title to which has not been transferred to the Participant.

15.3	Any discretion (including the power to make any determination) of the Board under or in connection with the Scheme may be exercised by the Board in its absolute discretion.

15.4	Any exercise of discretion (including the making of any determination) by the Board under or in connection with the Scheme shall be final and binding.

15.5

Any disputes regarding the interpretation of the Rules or the terms of any Award shall be determined by the Board (upon such advice as the Board determines to be necessary) and any decision in relation thereto shall be final and binding.

16.	AMENDMENTS

16.1	Subject to Rule 16.2, the Board may at any time add to or alter the Scheme or any Award made thereunder in any respect.

16.2	No alteration or addition shall be made under Rule 16.1 which would abrogate or adversely affect the subsisting rights of a Participant unless it is made:

16.2.1	with the consent in writing of the Participant;

16.2.2	with the consent in writing of such number of Participants as hold Awards under the Scheme in relation to 75 per cent. of the Shares subject to all Awards under the Scheme; or

16.2.3	by a resolution at a meeting of Participants passed by not less than 75 per cent. of the Participants who attend and vote either in person or by proxy,

and for the purpose of Rule 16.2.2 or 16.2.3 the Participants shall be treated as the holders of a separate class of share capital and the provisions of the Articles of Association of the Company relating to class meetings shall apply mutatis mutandis.

17.	DATA PROTECTION

17.1

From time to time the personal data of the Participant will be collected, used, stored, transferred and otherwise processed for the purposes described in Rule 17.2 and 17.3. The legal grounds for this processing will (depending on the nature and purpose of any specific instance of processing) be one of: (i) such processing being necessary for the purposes of the legitimate interests of the Company and each other Group Company in incentivising their officers and employees and operating the Scheme; (ii) such processing being necessary for the purposes of any relevant data controller in respect of such personal data complying with its legal obligations; and (iii) such processing being necessary for the performance of the contractual obligations arising under the Scheme. The collection and processing of such personal data for such purposes is a contractual requirement of participation in the Scheme.

British American Tobacco 2019 Deferred Annual Share Bonus Scheme

17.2

The purposes for which personal data shall be processed as referred to in this Rule 17 shall be in order to allow the Company and any other relevant Group Companies to incentivise their officers and employees and to operate the Scheme and to fulfil its or their obligations to the Participant under the Scheme, and for other purposes relating to or which may become related to the Participant’s office or employment, the operation of the Scheme or the business of the Group or to comply with legal obligations. Such processing will principally be for, but will not be limited to, personnel, administrative, financial, regulatory or payroll purposes as well as for the purposes of introducing and administering the Scheme.

17.3	The personal data to be processed as referred to in this Rule 17 may be disclosed or transferred to, and/or processed by:

17.3.1	any professional advisors of any Group Company, HM Revenue & Customs or any other revenue, regulatory or governmental authorities;

17.3.2

a trustee of a Trust; any registrars, brokers, payroll provider or other third party administrator appointed in connection with any employee share or incentive plans operated by any Group Company; or any person appointed (whether by the Participant or any Group Company) to act as nominee on behalf of (or provide a similar service to) the Participant;

17.3.3

subject to appropriate confidentiality undertakings, any prospective purchasers of, and/or any person who obtains control of or acquires, the Company or the whole or part of the business of the Group; or

17.3.4	any Group Company and officers, employees or agents of such Group Company.

17.4

Further information in relation to the processing of personal data referred to in this Rule 17, including the details and identity of the data controller and of the Participant’s rights in respect of such personal data, is available in the Employee Data Protection Policy (or otherwise on request to the Company Secretary).

17.5

To the extent that the processing of personal data of a Participant referred to in this Rule 17 is subject to the laws or regulations of any jurisdiction that is not an EU member state and under which the legal grounds for processing described in Rule 17.1 do not provide a sufficient legal basis under such other laws or regulations for the processing referred to in Rule 17.1 to 17.3, by participating in the Scheme such Participant consents to such processing for the purposes of such other laws or regulations (but shall not be deemed to consent to such processing for the purposes of EU Regulation 2016/679).

17.6

In this Rule 17, “personal data” and “data controller” each have the meaning given in EU Regulation 2016/679 and “Employee Data Protection Policy” means such privacy policy or similar operated by any Group Company in relation to the processing of personal data as amended from time to time and as is applicable to the Participant.

18.	GENERAL

18.1

In the event of any discrepancy between these Rules in English and (i) any copy of these Rules translated into any other language; or (ii) any communications, notices or materials issued in connection with this Scheme, these Rules in English shall prevail.

18.2	The Board may at any time, and without notice to any person, discontinue and terminate the Scheme, provided that such termination shall be without prejudice to any subsisting rights of Participants.

18.3

Save as otherwise provided under the Scheme Shares to be transferred pursuant to the Scheme will be transferred free of all liens, charges and encumbrances and together with all rights attaching thereto, except they will not rank for any rights attaching to Shares by reference to a record date preceding the date of transfer.

British American Tobacco 2019 Deferred Annual Share Bonus Scheme

18.4

Any transfer of Shares under the Scheme is subject to such consent, if any, of any authorities in any jurisdiction as may be required, and the Participant shall be responsible for complying with the requirements to obtain or obviate the necessity for such consents.

18.5

The terms of any individual’s office or employment with any past or present Group Company, and the rights and obligations of the individual thereunder, shall not be affected by his participation in the Scheme and the Scheme shall not form part of any contract of employment between the individual and any such company.

18.6	An Eligible Employee shall have no right to participate in the Scheme and participation in the Scheme is at the discretion of the Company.

18.7

Participation in the Scheme by, or any Award under it to, a Participant in any year does not create any right to or expectation of participation in the Scheme or the grant of any award in any future year, even if the Participant has previously participated in the Scheme (or any similar scheme) over a long period of time and/or if participation in the Scheme and/or an Award under it (or any similar scheme) has been granted (including repeatedly) without the relevant Group Company specifically expressing the voluntary and discretionary nature at the time of each such participation or award.

18.8

By participating in the Scheme, the Participant waives all and any rights to compensation or damages in consequence of the termination of his office or employment with any past or present Group Company for any reason whatsoever, whether lawfully or otherwise, insofar as those rights arise or may arise from his ceasing to have rights under the Scheme (including ceasing to be entitled to exercise any Option) as a result of such termination, or from the loss or diminution in value of such rights or entitlements, including by reason of the operation of the terms of the Scheme, any determination by the Board pursuant to a discretion contained in the Scheme or the provisions of any statute or law relating to taxation.

18.9	Benefits under the Scheme shall not form part of a Participant’s remuneration for any purpose and shall not be pensionable.

18.10

The invalidity or non-enforceability of any provision or Rule of the Scheme shall not affect the validity or enforceability of the remaining provisions and Rules of the Scheme which shall continue in full force and effect.

18.11	These Rules shall be governed by and construed in accordance with English Law.

18.12	The English courts shall have exclusive jurisdiction to determine any dispute which may arise out of, or in connection with, the Scheme.

British American Tobacco 2019 Deferred Annual Share Bonus Scheme

APPENDIX 1: OPERATION OF CLAW-BACK

Claw-back prior to the transfer of Shares in respect of an Award (or “malus”)

1.

Where the Board determines (pursuant to Rule 13 (Claw-back)) that a Claw-back shall apply in respect of an Award prior to legal title to Shares having been transferred to the Participant pursuant to the Award (whether before or after vesting), the Claw-back shall be applied by the Board reducing the number of Shares in respect of which the Award may vest (or after vesting by reducing the number of Shares legal title to which may be transferred pursuant to the Award) by up to the number of Shares determined by the Board to be the excess number of Shares in respect of which the Award was granted and/or is outstanding (and the Award shall lapse to the extent so reduced, which may be in full).

Claw-back following the transfer of Shares in respect of an Award

2.

Where the Board determines (pursuant to Rule 13 (Claw-back)) that a Claw-back shall apply in respect of an Award following legal title to Shares having been transferred to the Participant pursuant to the Award (a “Post-Transfer Claw-back”), the Board shall determine:

a.	the excess number of Shares in respect of which the Award vested (the “Excess Shares”); and

b.	the aggregate Market Value of such Excess Shares (as determined by the Board) on the date on which the Award vested (the “Equivalent Value”).

3.

In the case of a Post-Transfer Claw-back any cash payment made pursuant to Rule 9 (Dividend equivalent) in respect of such Award shall be subject to the Claw-back to the extent that the Board determines that such cash payment or Shares relate to the Excess Shares.

4.	A Post-Transfer Claw-back may be effected in such manner as may be determined by the Board, and notified to the Participant, including by any one or more of the following:

a.

by reducing the number of Shares and/or amount of cash in respect of which an Outstanding Award vests or may vest (or has vested, but in respect of which no Shares have yet been transferred or cash payment made), whether before or after the assessment of performance conditions in respect of such Outstanding Award, by the number of Excess Shares and/or the Equivalent Value (and such Outstanding Award shall lapse to the extent so reduced);

b.

by setting-off against any amounts payable by any Group Company to the Participant an amount up to the Equivalent Value (including from any bonus payment which may otherwise become payable to the Participant); and/or

c.

by requiring the Participant to immediately transfer to the Company a number of Shares equal to the Excess Shares or a cash amount equal to the Equivalent Value (which shall be an immediately payable debt due to the Company), provided that the Board may reduce the number of Excess Shares or the amount of the Equivalent Value subject to the Claw-back in order to take account of any Tax Liability (as defined in Rule 11 (Tax Liability)) which arose on the Excess Shares (howsoever delivered to the Participant).

5.

For the avoidance of doubt, nothing in Rule 13 (Clawback) or this Appendix shall in any way restrict a Participant from being able to transfer or otherwise deal in Shares acquired on vesting of an Award.

British American Tobacco 2019 Deferred Annual Share Bonus Scheme

6.	In paragraph 4 above:

“Outstanding Award” means any other Award under the Scheme, any award or option under any other Employees’ Share Scheme operated from time to time by any Group Company (other than any award or option granted under any arrangement which satisfies the provisions of Schedules 2 or 3, or (unless the terms of such arrangement state that shares acquired thereunder are subject to claw-back) 4 or 5, of the Income Tax (Earnings and Pensions) Act 2003), or any bonus award under any bonus scheme operated from time to time by any Group Company, in each case which is either held by the Participant at the time of a determination that a Claw-back shall be applied or which are granted to the Participant following such a determination; and

“vests” shall include shares or cash subject to an award becoming due to be transferred or paid, and in the case of an option, the option becoming exercisable.

British American Tobacco 2019 Deferred Annual Share Bonus Scheme

APPENDIX 2: AWARDS GRANTED TO U.S. TAXPAYERS

1.	INTERPRETATION

1.1	This Appendix shall form part of the Rules of the Scheme.

1.2	In this Appendix a reference to a “Paragraph” is to a paragraph of this Appendix.

1.3	Capitalized terms used in this Appendix that are not otherwise defined in this Appendix shall have the meanings set forth in the Scheme.

2.	APPLICATION

2.1

This Appendix contains provisions that modify certain terms of the Scheme in relation to Participants who are U.S. Taxpayers with respect to an Award that is held by any such Participant while he or she is a U.S. Taxpayer.

2.2	To the extent that any provision of this Appendix is inconsistent with any Rule of the Scheme, such provision of this Appendix shall take precedence.

3.	TERMS OF AWARD

3.1

In the case of a Participant who is a U.S. Taxpayer on the relevant “Determination Date” (as such term is defined in Appendix 4 of the British American Tobacco P.L.C. International Executive Incentive Scheme (the “IEIS”)) or becomes a U.S. Taxpayer after such Determination Date but during the relevant “Performance Period” (as defined in the IEIS), the terms of such U.S. Taxpayer’s Award shall be established in accordance with Paragraph 3 of Appendix 4 of the IEIS. Any award notification made to a U.S. Taxpayer pursuant to Rule 3.9 shall reflect the Award terms previously established in accordance with Paragraph 3 of Appendix 4 of the IEIS.

3.2

In the case of a Participant who becomes a U.S. Taxpayer after the end of the relevant Performance Period but prior to the date on which Shares subject to the applicable Award are delivered, the Board shall, prior to the end of the calendar year in which such Participant becomes a U.S. Taxpayer, establish such terms that are described in Paragraph 3.1 of Appendix 4 of the IEIS in respect of such U.S. Taxpayer’s Award as are necessary to achieve compliance with Section 409A of the U.S. Internal Revenue Code of 1986, as amended (for purposes of this Appendix, “Code Section 409A”) (and in the absence of such action by the Board, the terms set forth in clauses (i) through (iv) of Paragraph 3.1 of Appendix 4 of the IEIS that would apply in the absence of Board action as described therein shall apply).

4.	DELIVERY OF SHARES

4.1

Notwithstanding anything in the Scheme to the contrary, if a U.S. Taxpayer becomes entitled to receive Shares subject to an Award, such Shares shall, in all events, be paid to the U.S. Taxpayer during the 60-day period (90-day period in the case of (e) below) following the first to occur of the following events (provided that the U.S. Taxpayer shall not have the right to designate the payment date): (a) the Normal Vesting Date; (b) the U.S. Taxpayer’s “separation from service” (as such term is defined in Code Section 409A); (c) the U.S. Taxpayer ceases to hold office or employment with any Group Company where the reason for the cessation is (1) the transfer of the U.S. Taxpayer’s employment in connection with the disposal of a business or undertaking or a part-business or part-undertaking or (2) the company with which the U.S. Taxpayer holds office or employment ceases to be a Group Company, as described in Rules 7.2.3 and 7.2.4, but only if the event described in (1) or (2) of this Paragraph 4.1 constitutes a “change in control event” under Code Section 409A; (d) an event described in Rule 8 that constitutes a “change in control event” under Code Section 409A; or (e) the U.S. Taxpayer’s death.

4.2

If Shares cannot be delivered in accordance with Paragraph 4.1 because of the application of Rule 6.2, such Award shall instead be satisfied by the payment of a cash equivalent amount pursuant to Rule 10 (as such Rule is amended by Paragraph 6) and shall be paid at the applicable time set forth in Paragraph 4.1.

British American Tobacco 2019 Deferred Annual Share Bonus Scheme

5.	DIVIDEND EQUIVALENT

Any payment to which a U.S. Taxpayer may become entitled under Rule 9 with respect to an Award shall be paid to such U.S. Taxpayer within sixty (60) days following the date on which the applicable dividends are paid on the Shares underlying the U.S. Taxpayer’s Award.

6.	CASH ALTERNATIVE

Any cash payment to which a U.S. Taxpayer may become entitled under Rule 10 with respect to an Award shall be paid to such U.S. Taxpayer at the same time as the Shares would have been paid to such U.S. Taxpayer, as set forth in Paragraph 4.1.

7.	CLAWBACK

The Board may not exercise its authority under Rule 13 or under Appendix 1 of the Scheme to the extent that the exercise of such authority would cause a U.S. Taxpayer to have an amount includible in the U.S. Taxpayer’s gross income for U.S. federal income tax purposes under Code Section 409A.

8.	CODE SECTION 409A

To the extent applicable, it is intended that the Scheme, and all amounts payable in cash or Shares in respect of Awards thereunder, shall comply with the provisions of Code Section 409A so that the income inclusion provisions of Code Section 409A(a)(1) do not apply to any U.S. Taxpayer. The Scheme and the Awards paid thereunder will be interpreted and administered in a manner consistent with this intent. A U.S. Taxpayer shall not have the right to designate any payment date with respect to his or her Award.

Notwithstanding anything in the Scheme to the contrary, in the event that a U.S. Taxpayer is deemed to be a “specified employee” on the date of his or her “separation from service,” as such term is defined in Code Section 409A (other than by reason of death), determined pursuant to identification methodology adopted by a Group Company in compliance with Code Section 409A, and if any portion of the Shares or other payments to be received by such U.S. Taxpayer in respect of an Award upon separation from service would constitute a “deferral of compensation” subject to Code Section 409A, then to the extent necessary to comply with Code Section 409A, Shares or amounts that would otherwise be delivered or payable pursuant to this Scheme, as amended by this Appendix, during the six (6) month period immediately following the date of such U.S. Taxpayer’s separation from service shall instead be delivered or paid, as applicable, either (a) during the period commencing on the date that is six (6) months and one (1) day following the date of such U.S. Taxpayer’s separation from service and ending fifteen (15) days following the first business day of the seventh month after the date of such separation from service, provided that the U.S. Taxpayer shall not have the right to designate the delivery or payment date, or (b) if earlier, as soon as practicable (and in any event within ninety (90) days) after the U.S. Taxpayer’s death.

Notwithstanding any provision of the Scheme to the contrary, the Company reserves the right to make amendments to the Scheme as the Company deems necessary or desirable to avoid the imposition of taxes or penalties under Code Section 409A. In any case, a U.S. Taxpayer shall be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on such U.S. Taxpayer in connection with the Scheme (including any taxes and penalties under Code Section 409A), and neither the Company nor any of its affiliates shall have any obligation to indemnify or otherwise hold a U.S. Taxpayer harmless from any or all of such taxes or penalties.

British American Tobacco 2019 Deferred Annual Share Bonus Scheme

ADDENDUM I: AWARDS GRANTED TO RAI PARTICIPANTS

1.	APPLICATION

This Addendum applies to Participants who are employees of Reynolds American Inc. or a subsidiary of Reynolds American Inc. (collectively, “RAI” and such Participants, “RAI Participants”).

This Addendum sets out certain additional terms which currently apply in respect of Awards granted under the Scheme to RAI Participants.

References in this Addendum to a “Rule” is to the Rule of the Scheme. Capitalized terms used in this Addendum shall, save where otherwise defined herein, have the meaning given in the Rules. To the extent that any provision of this Addendum is inconsistent with any Rule of the Scheme, such provision of this Addendum shall take precedence.

2.	MODIFICATION

The Board may at any time, and without notice to any person, add or alter or discontinue the terms of this Addendum in any respect without prior notice to any Participant.

3.	RETIREMENT PLAN

Notwithstanding Rule 18.9, the amount payable to a RAI Participant in respect of any Award under the Scheme shall be treated as compensation under the RAI Non-Qualified Retirement Plan to the extent provided therein and subject to the provisions thereof. Notwithstanding, for the avoidance of doubt, the terms of the RAI Non-Qualified Retirement Plan shall not, in any way, be amended by the preceding sentence.

4.	TERMS

Retirement

1.1

Pursuant to Rule 7.2.5 (Reasons for cessation where Award remain capable of vesting) it has been determined that Rule 7.1 (Cessation where Awards lapse) shall not apply in respect of an RAI Participant who ceases to hold office or employment with any Group Company (within the meaning of Rule 7.5 (Meaning of cessation of office or employment)) in circumstances where the RAI Participant meets the criteria set out below (provided that this provision shall not apply where, in the opinion of the Board, the RAI Participant has committed an act or omission which justifies, or in the opinion of the Board would have justified, summary dismissal of service or notice of cessation of employment on the grounds of misconduct). The criteria referred to are: a RAI Participant’s voluntary termination of his or her employment with RAI (i) on or after his or her 65th birthday, (ii) on or after his or her 55th birthday with 10 or more years of service with RAI, or (iii) on or after his or her 50th birthday with 20 or more years of service with RAI. RAI shall establish such policies, procedures, rules and guidelines as it determines to be appropriate to administer the preceding sentence, including the form and timing of the RAI Participant’s notice of the RAI Participant’s intent to retire.

Disability

1.2

With respect to RAI Participants, the reference to “disability” in Rule 7.2.1 (Reasons for cessation where Awards remain capable of vesting) shall mean that the RAI Participant has become eligible for and is in receipt of benefits under RAI’s Long-Term Disability Plan. RAI shall establish such policies, procedures, rules and guidelines as it determines to be appropriate to administer the preceding sentence.

British American Tobacco 2019 Deferred Annual Share Bonus Scheme

5.	SETTLEMENT

Awards granted to RAI Participants may, at the discretion of the Board, be satisfied by the transfer of British American Tobacco p.l.c. American Depositary Shares, and references in the Plan (including any Appendix or Addendum thereto) to “Shares” shall be read accordingly.